Mail Stop 4720 May 25, 2010

Mr. Cornelius Hofman
President, Chief Executive Officer
 and Chief Financial Officer
Way Cool Imports, Inc.
5555 North Star Ridge Way
Star, Idaho 83669

> **Re:** **Way Cool Imports, Inc.**
> **Registration Statement on Form 10-12G**
> **Amendment no. 1 filed May 11, 2010**
> **File No. 000-53913**

Dear Mr. Hofman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-12G

"Mr. Hofman has limited time to devote to our business which will likely reduce opportunities to identify a suitable acquisition candidate." Page 6

1. The risk factor discussion combines at least three separate risks under one heading. The risks pertaining to Mr. Hofman's available time, the company's dependence upon Mr. Hofman individually, and potential conflicts of interest should be presented under separate risk subheadings with corresponding risk factor discussion. In addition, the discussion pertaining to the company's conflict of interest policy should be expanded

to clarify whether the prohibition applies to companies in which Mr. Hofman personally owns or holds an ownership interest or to which Mr. Hofman provides services, compensated or otherwise.

Item 5. Directors and Executive Officers, page 10

2. Please revise the disclosure pertaining to proceedings and legal actions to include the past ten years as requested by Item 401(f) of Regulation S-K.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director